EXHIBIT 99.2

FORM OF LETTER TO RECORD HOLDERS

S&W SEED COMPANY

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders of Record of S&W Seed Company

[●], 2017

Dear S&W Seed Company Stockholder:

This letter is being distributed by S&W Seed Company (the "Company") to all holders of record of shares of its common stock, par value $0.001 per share (the "Common Stock"), as of 5:00 p.m., New York City time, on [●], 2017 (the "Record Date"), in connection with the distribution to such holders of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock (the "Shares") in a rights offering (the "Rights Offering") for a cash purchase price of $3.50 per Share (the "Subscription Price"). Holders as of the Record Date of the Company's warrants to purchase Common Stock issued in December 2014 also will have a right to participate in the Rights Offering on an as-exercised basis. The Rights and Common Stock are described in the accompanying prospectus, dated [●], 2017 (the "Prospectus"), covering the offer of the Rights and the offer and sale of the Shares issuable upon the exercise of the Rights. The Company is offering up to an aggregate of 3,500,000 Shares in the Rights Offering.

As described in the Prospectus, you will receive [●] Rights for each Share owned of record by you as of 5:00 p.m., New York City time, on the Record Date. The Rights are evidenced by a non-transferable certificate (the "Rights Certificate") registered in your name and will cease to have any value as of 5:00 p.m., New York City time, on [●], 2017, unless extended by the Company as described below (the "Expiration Time"); provided, that, pursuant to the Investment Agreement with MFP Partners, L.P. ("MFP"), as discussed in more detail below and in the Prospectus, the Company may not extend the Rights Offering by more than 30 days without the prior written consent of MFP. The total number of Rights issued to you will be rounded down to the nearest whole number and each whole Right will allow you to subscribe for one Share (the "Basic Subscription Privilege") at the Subscription Price.

If you wish to subscribe for more than the Shares available to you upon the exercise of all of your Rights pursuant to the Basic Subscription Privilege, the Rights also entitle you to exercise an over-subscription privilege (the "Over-Subscription Privilege"). The Over-Subscription Privilege will allow you to purchase up to your pro rata share of any Shares that are not purchased by holders of Rights through the exercise of their Basic Subscription Privilege (the "Unsubscribed Shares"). In no event, however, will the Company issue a number of Shares in the Rights Offering in excess of 3,500,000 Shares.

As further described in the Prospectus, the Company has entered into an Investment Agreement with MFP, pursuant to which MFP has agreed to purchase from the Company any and all Shares not subscribed for in the Rights Offering, at a price per Share equal to the Subscription Price. MFP also will have the same right as other stockholders to subscribe for and purchase Shares under its Basic Subscription Privilege and Over-Subscription Privilege. The Investment Agreement with MFP is described in more detail in the Prospectus. Mr. Alexander Matina, a member of the Company's board of directors, is a representative of MFP. Mr. Matina recused himself from the deliberations by the board of directors regarding the approval of the Investment Agreement.

The Rights will expire and be of no value if not exercised prior to the Expiration Time.

You will be required to submit payment in full for all of the Shares you wish to purchase pursuant to the exercise of the Basic Subscription Privilege and the Over-Subscription Privilege prior to the Expiration Time; provided, that, pursuant to the Investment Agreement with MFP, the Company may not extend the Rights Offering by more than 30 days without the prior written consent of MFP. The Company can provide no assurances that you will be able to purchase the number of Shares you elect to purchase pursuant to the exercise of the Over-Subscription Privilege in full or at all. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if the Rights Offering is subscribed in full, which would mean that the entire 3,500,000 Shares allotted for the Rights Offering has been fully subscribed by participating holders pursuant to the Basic Subscription Privilege. The Company will honor the exercise of the Over-Subscription Privilege in full to the extent sufficient Unsubscribed Shares are available. To the extent the number of the Unsubscribed Shares is not sufficient to satisfy the aggregate number of Shares subscribed pursuant to each properly exercised Over-Subscription Privilege, then the Unsubscribed Shares will be prorated among those holders of Rights who properly exercised their respective Over-Subscription Privilege, based on the aggregate number of Shares each stockholder subscribed for under the Over-Subscription Privilege.

As soon as practicable after the Expiration Time and after any and all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess subscription payment received by Transfer Online, Inc. (the "Subscription Agent") will be returned to you, without interest.

Enclosed are copies of the following documents:
1.	The Prospectus;
2.	A Non-Transferable Subscription Rights Certificate evidencing the Rights for which you are the holder of record;
3.	Instructions as to the Use of S&W Seed Company Rights Certificates (including a Request for Taxpayer Identification Number and Certification on Form W-9 and General Instructions); and
4.	A return envelope addressed to Transfer Online, Inc., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you must promptly deliver the properly completed and signed Subscription Rights Certificate accompanying this letter, with payment of the aggregate Subscription Price in full for each Share subscribed pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, if any, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

You cannot revoke the exercise of your Rights. Rights not exercised prior to the Expiration Time will expire and be of no value.

Additional copies of the enclosed materials may be obtained from, and any questions or requests for assistance concerning the Rights Offering should be directed to, the Subscription Agent at (503) 227-2950.

Very truly yours,

S&W SEED COMPANY